UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

Florida	85-1714241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Community Bonds, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) was incorporated under the laws of the State of Florida on June 30, 2020. Our wholly owned subsidiary Worthy Lending III, LLC (“Worthy Lending III”) was organized as a limited liability company in Delaware on June 22, 2020. We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) which owns a fintech platform and mobile app (the “Worthy App”) and also owns its proprietary website (collectively the “Worthy Fintech Platform”). On June 30, 2020, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On September 29, 2020, the Company commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount of Worthy Community Bonds (the “Worthy Community Bonds”) under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

Our principal executive offices are located at One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487, and our telephone number is (561) 288-8467. Our fiscal year end is December 31st. The information which appears on our websites, or is accessible through our websites, at www.worthybonds.com and www.joinworthy.com are not part of, and is not incorporated by reference into, this Semi-Annual Report on Form 1-SA.

Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers primarily secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire mortgage and/or equity interests in real estate; (iii) make fixed income and/or equity investments, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

2

A summary of the Company’s loan portfolio at June 30, 2022 disaggregated by class of financing receivable, is as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total	Loans to Real Estate Developers Secured by First Mortgages
Outstanding June 30, 2022

Loans	$-	$13,853,196	$13,853,196	$6,075,000

Allowance for loan losses	$-	$2,932,785	$2,932,785	$60,750

Total Loans, net	$-	$10,920,411	$10,920,411	$6,014,250

Percentage of total outstanding loans receivable	-	100%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A		100%

In October of 2020, we began deploying the funds raised in our Offering in accordance with our business model. The Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds to borrowers.

We are also investing some of the cash we have on hand in short-term, low risk, lower return investments, such as bonds, government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

History and Recent Developments

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help members achieve financial wellness. WFI formed Worthy Peer Capital, Inc. (“Worthy Peer I”) in 2016. In August 2018, Worthy Peer I formed Worthy Lending, LLC, a Delaware limited liability company, or “Worthy Lending I,” as a wholly owned subsidiary. Following the qualification by the SEC of its offering statement on Form 1-A under SEC File No. 024-10766, from January 2018 through March 17, 2020, Worthy Peer I sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors in in its offering.

In October 2019, WFI formed Worthy Management Inc. (“Worthy Management”), Worthy Peer Capital II, Inc. (“Worthy Peer II”) and its subsidiary Worthy Lending II, LLC. Following the qualification by the SEC of Worthy Peer II’s offering statement on Form 1-A under SEC File No. 024-11150, from March 17, 2020 through October 1, 2020, Worthy Peer II sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors in its offering.

On October 14, 2020, WFI filed an Offering Statement on Form 1-A (File No. 024-11341), as amended, with the SEC for a public offering pursuant to Regulation A of $20,000,000 of its common stock.

On November 2, 2020, WFI formed Worthy Community Bonds II, Inc. and its wholly-owned subsidiary Worthy Lending IV, LLC. On November 25, 2020, Worthy Community Bonds II, Inc. filed an Offering Statement on Form 1-A (File No. 024-11372), as amended, with the SEC for a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds.

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On December 16, 2020, Worthy Peer Capital, Inc. filed an Offering Statement on Form 1-A (File No. 024-11389) with the SEC, as amended, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $60,00,000 aggregate principal amount of demand bonds.

On June 30, 2020, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Under the terms of the Management Services Agreement, Worthy Management agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, higher redemption rate of holders of our bonds, a decline in the demand for loans by potential borrowers or higher default rates by borrowers, and unavailability of professional services and other resources. In addition, the employees of affiliated companies that provide services to us could be medically or mentally affected by the pandemic and may be required to work remotely. This situation could cause a reduction in productivity or the inability to complete critical tasks for the Company. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2022, the COVID-19 pandemic continued to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

In March 2020, Worthy Peer Capital II, Inc., a subsidiary of WFI, commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

On September 29, 2020, the Company commenced the Offering of $50 million aggregate principal amount of Worthy Community Bonds under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. and its wholly-owned subsidiary Worthy Lending V, LLC. On June 23, 2021, Worthy Property Bonds, Inc. filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards, which has not yet been qualified by the SEC.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

4

The Company has not generated net income and has net operating losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. For the six months ended June 30, 2022, the Company generated revenues of $802,280. For the six months ended June 30, 2022, we reported net losses of approximately $2,772,000, and negative cash flow from operating activities of approximately $608,000.

As noted in our consolidated financial statements, as of June 30, 2022, we had a shareholder’s deficit and accumulated deficit of approximately $6,641,000 and $6,216,000, respectively. Our management has raised substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Results of Operations

Six Months Ended June 30, 2022

On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors.

Commencing in October 2020, the Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds directly to borrowers.

Operating Revenue

Operating revenue primarily includes interest on loans receivable of $801,684 for the six months ended June 30, 2022 versus $892,997 for the six months ended June 30, 2021.

At June 30, 2022, our loans receivable held for investment, net balance and mortgage loans held for investment, net balance were $10,920,411 and $6,014,250, respectively.

Cost of Revenue

Cost of revenue consists of interest expense on bonds of $770,848 and our provision for loan losses of $2,040,636 for the six months ended June 30, 2022. Interest expense on bonds for the six months ended June 30, 2021 was $949,492 and our provision for loan losses was $1,155,086. The decrease of $178,644 in interest expense on bonds is the direct result of less bonds outstanding at June 30, 2022 versus June 30, 2021. The increase of $885,550 in our provision for loan losses is due to an increase in our loan loss allowance on our loans receivable held for investment at June 30, 2022.

Operating Expenses

Operating expenses consists of general and administrative expenses of $308,478, which includes approximately $137,000 for professional fees, $57,000 for IT services and $60,000 for Technology fee expense paid to WFI, Compensation and related expenses of $449,292 and Sales and marketing expenses of $3,365 for the six months ended June 30, 2022. Operating expenses consists of general and administrative expenses of $263,445, which includes approximately $78,000 for professional fees, $51,000 for IT services and $78,000 for Technology fee expense paid to WFI, Compensation and related expenses of $538,737 and Sales and marketing expenses of $131,010 for the six months ended June 30, 2021.

Other Income (Expense)

For the six months ended June 30, 2022 our net unrealized gains on marketable securities net of losses was $337,386. Realized (losses) on investments, net of gains was ($449,931) for the six months ended June 30, 2022. Interest income on cash was $0 for the six months ended June 30, 2022. Interest income and dividends on investments was $110,857 for the six months ended June 30, 2022. For the six months ended June 30, 2021 our net unrealized gains on marketable securities net of losses was $7,687. Realized (losses) on investments, net of gains was ($4,430) for the six months ended June 30, 2021. Interest income on cash was $9,594 for the six months ended June 30, 2021. Interest income and dividends on investments was $38,031 for the six months ended June 30, 2021.

5

Liquidity and capital resources

At June 30, 2022, we had total shareholder’s deficit of approximately $6,641,000. At June 30, 2022 we had cash on hand of approximately $1,139,290 and total liabilities exceeded total assets by approximately $6,641,00.

We raised approximately $50 million in our Offering.

Our consolidated shareholders’ deficit and accumulated deficit are the result of initial and early-stage operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. The combination of interest payable on the bonds, loan loss reserves and operating expenses initially generate working capital deficit.

We have received advances from our parent company WFI, and as of June 30, 2022, WFI had contributed $100,000 of capital to the Company. One of the primary uses of proceeds of a pending offering by the parent company is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Six Months Ended June 30, 2022

Summary of cash flows

Six Months Ended June 30, 2022
Net cash (used) in operating activities	$(607,981)
Net cash (used) in investing activities	$(5,361,942)
Net cash (used) in financing activities	$(4,347,495)

In the six months ended June 30, 2022, net cash used in operating activities was used primarily to fund our losses, offset partially by our increased accrued interest and provision for loan loss. Net cash used in investing activities for the six months ended June 30, 2022, includes loans made together with the purchase of investment securities, offset by the sales of investment securities and loan pay downs. Net cash used in financing activities for the six months ended June 30, 2022, primarily include bond redemption.

Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, the valuation of investments, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

6

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees are reflected as non-interest income in our statements of operations.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2022, the COVID-19 pandemic continued to negatively impact many of our small business borrowers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. Debt securities are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

7

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

8

Item 3. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

9

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	As of
	June 30, 2022	December 31, 2021
ASSETS

Assets
Cash	$1,139,290	$11,456,708
Loans receivable held for investment, net of $2,932,785 and $1,287,388 reserve at June 30, 2022 and December 31, 2021, respectively	10,920,411	5,388,137
Interest receivable net of $46,052 and $38,212 reserve at June 30, 2022 and December 31, 2021, respectively	210,797	296,289
Mortgages loans held for investment, net of $60,750 and $55,650 reserve at June 30, 2022 and December 31, 2021, respectively	6,014,250	5,094,350
Investments	3,825,658	7,022,804
Due from affiliate	2,115	-
Prepaid expense - related party	5,149	-
Total Assets	$22,117,670	$29,258,288

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$26,711,342	$31,026,075
Accounts payable	9,993	50,652
Accrued expenses	360	28,242
Deferred revenue	-	416
Accrued interest	2,037,146	1,579,895
Due to affiliate	-	30,648
Total Liabilities	28,758,841	32,715,928

Commitments and contingencies (note 9)	-	-

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Accumulated other comprehensive income	(524,776)	(113,273)
Accumulated deficit	(6,216,395)	(3,444,367)
Total Shareholder’s Deficit	(6,641,171)	(3,457,640)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$22,117,670	$29,258,288

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-1

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	Six months ended June 30, 2022	Six months ended June 30, 2021
Operating Revenue
Interest on loans receivable	$801,684	$892,997
Loan fees	596	4,045

Total operating revenue	802,280	897,042

Cost of Revenue
Interest expense on bonds	770,848	949,492
Provision for loan losses	2,040,636	1,155,086

Total cost of revenue	2,811,484	2,104,578

Gross profit (loss)	(2,009,204)	(1,207,536)

Operating expenses
General and administrative expenses	308,478	263,445
Compensation and related expenses	449,292	538,737
Sales and marketing	3,365	131,010

Total operating expenses	761,135	933,192

Other Income (Expense)
Other	-	4,462
Interest on cash	-	9,594
Interest income and dividends on Investments	110,856	38,031
Realized gains (losses) on investments, net of gains	(449,931)	(4,430)
Unrealized gains (losses) on investments, net	337,386	7,687

Total other income (expenses)	(1,689)	55,344

Net Loss	$(2,772,028)	$(2,085,384)

Net loss per common share	$(27,720.28)	$(20,853.84)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended June 30, 2022 and the Year Ended December 31, 2021

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated other comprehensive income	Accumulated Deficit	Total

Balance at December 31, 2020	100	$-	$100,000	-	$(723,921)	$(623,921)

Unrealized gain on available for sale debt securities	-	-	-	(113,273)		(113,273)

Net loss	-	-	-		(2,720,446)	(2,720,446)

Balance at December 31, 2021	100	-	100,000	(113,273)	(3,444,367)	(3,457,640)

Unrealized gain on available for sale debt securities	-	-	-	(411,503)	-	(411,503)

Net loss	-	-	-	-	(2,772,028)	(2,772,028)

Balance at June 30, 2022	100	$-	$100,000	$(524,776)	$(6,216,395)	$(6,641,171)

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Six months ended June 30, 2022	Six months ended June 30, 2021

Cash flows from operating activities:
Net loss	$(2,772,028)	(2,085,384)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Bonds issued for marketing service	-	1,521
Provision for loan loss	1,658,337	1,155,086
Bad debt expense	382,299	-
Unrealized (gains) losses on investments, net	(337,386)	(7,687)
Changes in working capital items:
Interest receivable	77,652	(176,474)
Deferred revenue	(416)	-
Prepaid expense - related party	(5,149)
Accrued interest	457,251	797,199
Accrued expenses	(27,882)	2,590
Accounts payable	(40,659)	(10,735)

Net cash used in operating activities	(607,981)	(323,884)

Cash flows from investing activities:
Purchase of investments	(4,248,496)	(2,925,000)
Sale of investments	7,371,524	472,659
Loan disbursements	(20,881,565)	(23,214,995)
Loan pay downs	12,396,595	10,406,499

Net cash used in investing activities	(5,361,942)	(15,260,837)

Cash flows from financing activities:
Proceeds from bonds	-	24,543,770
Redemption of bonds	(4,314,733)	(11,209,689)
Advances from affiliate	(32,762)	(78,194)

Net cash (used in) provided by financing activities	(4,347,495)	13,255,887

Net change in cash	(10,317,418)	(2,328,834)

Cash at beginning of period	11,456,708	14,680,632

Cash at end of period	$1,139,290	$12,351,798

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$399,835	$8,974
Cash paid for taxes	-	-

Supplemental Non-Cash Investing and Financing Information	-	-

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Community Bonds, Inc., a Florida corporation, (the “Company,” “WCB”, “we,” or “us”) was founded in June of 2020. Also, in June 2020, the Company organized Worthy Lending III, LLC, a Delaware limited liability company, (“WL III”) as a wholly owned subsidiary of Worthy Community Bonds, Inc. Through WL III, we make primarily secured loans mainly to small business borrowers. We sell Worthy Bonds in $10.00 increments directly through our Worthy Community Bonds website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is December 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $2,772,000 and $608,000, respectively, for the six months ended June 30, 2022 and the year ended December 31, 2021. At June 30, 2022 we had a shareholder’s deficit and accumulated deficit of approximately $6,641,000 and $6,216,000, respectively, and total liabilities exceeded total assets by approximately $6,641,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2020, 2021 and 2022, the Company incurred losses. In response to the losses incurred in 2020, 2021 and 2022, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,139,000 at June 30, 2022. This cash was obtained primarily through the sale of our Worthy Bonds and from collections of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending III, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

F-5

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, valuation of investments and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2022 and the year ended December 31, 2021, the COVID-19 pandemic continued to negatively impact many of our small business borrowers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, investments, loans and mortgage loans receivable, interest receivable, accounts payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximate fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

F-6

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair value measurements at the end of the reporting period using:

	December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Description

Recurring fair value measurements:
Equity Securities Reit	$210,332	$-	$210,332
Total equity Securities	210,332	-	210,332

Available for sale debt securities
Corporate Bonds	65,250	65,250
Asset Backed Securities	4,533,192	4,533,192
Corporate structured notes	1,714,030	1,714,030
Total available for sale securities	6,312,472	6,312,472	-

Total recurring fair value measurements	$6,522,804	$6,312,472	$210,332

F-7

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Fair value measurements at the end of the reporting period using:

	June 30, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Description

Recurring fair value measurements:

Equity Securities
Reit	$218,716	$-	$218,716

Total equity securities	218,716	-	218,716

Available for sale debt securities
Corporate Bonds	54,375	54,375
Asset Backed Securities	1,827,568	1,827,568
Corporate structured notes	1,224,999	1,224,999
Total available for sale securities	3,106,942	3,106,942	-

Total recurring fair value measurements	$3,325,658	$3,106,942	$218,716

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities held to maturity are carried at amortized cost and unrealized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

F-8

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that may require periodic interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates. Included in loans held for investment are direct loans and loans obtained through originators.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage on the real estate, which is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as loan fees over the term of the loan. Direct loan origination costs include, but are not limited to, costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

F-9

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. Loan origination fees and collateral management fees are reflected as loan fees in our consolidated statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is included in other income (expense) in the statement of operations.

Allocation of expenses Incurred by Affiliate on Behalf of the Company

During 2022 and 2021, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

F-10

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2019, 2020 & 2021 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2022 and December 31, 2021.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet as securities held at fair value or at original cost basis. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost.

F-11

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The Company typically invests with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, corporate structured notes, structured bank notes, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy aims to limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments. The Company also owns debt securities linked to an underlying security or index, which pay interest, typically between 5% and 8%. The Company holds certain non-marketable investments accounted for at cost. The REIT investment is in a multi-housing equity REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects).

During the year ended December 31, 2021, the Company had unrealized losses of $113,273 included in other comprehensive income and $25,842 of unrealized gains included in other income (losses).

The following is a breakdown of the investments as of December 31, 2021:

	Cost	Unrealized Gain (Loss)	Fair Value Or Cost	Percentage of Total
Equity Securities
REIT	175,000	35,332	210,332	3%
Investment Partnership - Finance Yield Fund (1)	500,000	-	500,000	7%

Available for Sale - Debt Securities		-
Corporate Bonds	81,069	(15,819)	65,250	1%
Asset backed Securities	4,522,114	11,078	4,533,192	65%
Corporate Structured Notes	1,822,562	(108,532)	1,714,030	24%

Total Investments	$7,100,745	$(77,941)	$7,022,804	100%

(1) This investment is accounted for at cost

The following is a breakdown of the investments as of June 30, 2022:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Equity Securities
REIT	$210,331	$8,385	$218,716	6%
Available for Sale - Debt Securities		-		0%
Corporate Bonds	81,274	(26,899)	54,375	1%
Certificates of Deposit	-	-	-	0%
Asset backed Securities	1,902,761	(75,193)	1,827,568	48%
Corporate Structured Notes	1,381,386	(156,387)	1,224,999	32%
Investment Partnership - Finance Yield Fund (1)	500,000	-	500,000	13%
Total Investments	$4,075,752	$(250,094)	$3,825,658	100%

(1) This investment is accounted for at cost.

F-12

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

Commencing in October of 2020, the Company, through its wholly owned subsidiary WL III, began loaning funds directly to borrowers and through originators, with small business borrowers based in the United States. The loans pay interest at varying rates, typically at approximately 10% annually. The term of the loans generally range six months to two years, with no prepayment penalty and generally pay interest only, until maturity when the principal is due. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales. The Company entered into an amendment and forbearance agreement with one of its borrowers, as of December 31, 2021. This borrower’s loan balance was $4,200,952 and the allowance on this loan was $2,546,695 at June 30, 2022. The amendment and forbearance agreement provides for the Company to not declare an event of default, as the borrower missed payments, prior to the amended agreement. The agreement also provides that the Company receives principal pay downs of approximately $29,000 per week, on a scheduled basis, that we receive interest payments that we were originally entitled to and we will also receive penalty interest at the end of the term of the agreement. As of December 31, 2021 the borrower was in compliance with the terms of this amendment and forbearance agreement, including being current on all weekly principal payments. As of the date of these financial statements the borrower is not in compliance with the terms of the amendment and forbearance agreement and the Company is working with the borrower to get them back in compliance. The Company has accounted for this loan as past due at June 30, 2022, see additional disclosure below.

Mortgage Loans Held for Investment

Commencing in October of 2020, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 1, 2 or 3 years and mature between November of 2022 and November of 2023. These loans pay interest at rates between 8.5% and 10%, annually and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of December 31, 2021 or December 31, 2020.

A summary of the Company’s loan portfolio as of December 31, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding December 31, 2021

Loans	$-	$6,675,526	$6,675,526	$5,150,000

Allowance for loan losses	$-	$1,287,388	$1,287,388	$55,650

Total Loans, net	$-	$5,388,138	$5,388,138	$5,094,350

Percentage of total outstanding loans receivable	-	100%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A		100%

F-13

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

A summary of the Company’s loan portfolio as of June 30, 2022, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding June 30, 2022

Loans	$-	$13,853,196	$13,853,196	$6,075,000

Allowance for loan losses	$-	$2,932,785	$2,923,785	$60,750

Total Loans, net	$-	$10,920,411	$10,920,411	$6,014,250

Percentage of total outstanding loans receivable	-	100%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A		100%

The beginning balance of our loan loss reserve at December 31, 2021, was $1,381,250, the June 30, 2022 provision for expected losses was $2,040,636 and the ending balance at June 30, 2022 is $3,039,587, which includes 46,052 of interest receivable reserve and included in the June 30, 2022 provision for expected losses is 382,299.

The beginning balance of our loan loss reserve at December 31, 2020, was $90,905, the December 31, 2021 provision for expected losses is $1,290,345 and the ending balance at December 31, 2021 is $1,381,250, which includes $38,212 of interest receivable reserve.

F-14

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Our past due loans receivable totaled $4,200,952 at June 30, 2022 and consisted of 1 loan and the Company has reserved $2,546,695 for this loan in the loan loss provision. We had no loans past due at December 31, 2021.

The following is an aging analysis of past due loans receivable at June 30, 2022:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$4,200,952	$4,200,952	$2,546,695	-
Total	$-	$-	$-	$4,200,952	$4,200,952	$2,546,695	$-

As of June 30, 2022, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended June 30,	Amount
2023	$16,053,196
2024	$3,875,000
2025	$-
2026	$-
2027	$-
Thereafter	$-
$19,928,196

As of December 31, 2021, there were 9 loans and mortgage loans with a gross balance of $6,966,633 which are required to pay only interest until maturity when the principal is due.

As of June 30, 2022, there were 8 loans and mortgage loans with a gross balance of $15,727,244 which are required to pay only interest until maturity when the principal is due.

NOTE 7. DUE TO AFFILIATE

On June 30, 2020 we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Community Bonds II, Inc. and Worthy Property Bonds, Inc. including their subsidiaries.

F-15

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The initial term of the Management Services Agreement will continue until December 31, 2024 and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

The balance due from and (due to) is $2,115 and ($30,648) at June 30, 2022 and December 31, 2021, respectively.

NOTE 8. BOND LIABILITIES

On September 29, 2020 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company sold and redeemed Worthy Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $2,037,000 and $1,580,000 of accrued interest related to these outstanding bonds at June 30, 2022 and December 31, 2021, respectively. The Bond liabilities balance at June 30, 2022 and December 31, 2021 was $26,711,342 and $31,026,075, respectively.

A summary of the Company’s bond liabilities activity for the period ended December 31, 2021, is as follows:

Outstanding at December 31, 2020	$23,070,915

Bond issuances	$24,545,291
Bond redemptions	$(16,590,131)

Outstanding at December 31,2021	$31,026,075

A summary of the Company’s bond liabilities activity for the period ended June 30, 2022, is as follows:

Outstanding at December 31, 2021	$31,026,075

Bond issuances	$-
Bond redemptions	$(4,314,733)

Outstanding at June 30, 2022	$26,711,342

F-16

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock.

In June of 2020, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. During the period ended December 31, 2020, WFI contributed $95,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 10. Also, the Company has a management services agreement with an affiliate, see note 7.

On July 1, 2020, the Company entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. In September of 2021 the Company amended the agreement. The amendment changes the terms to $4 per registered user per year and it is now a written agreement. For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company paid WFI approximately $60,000 and $139,000, respectively, which is included in general and administrative expenses in the statement of operations, pursuant to this agreement.

NOTE 12. CONCENTRATIONS

The loans receivable gross balance at December 31, 2021 of $6,675,525 is due from 2 small business borrowers, 1 borrower constitutes approximately 73% of the total balance and another constitutes approximately 27% of the total balance.

The loans receivable gross balance at June 30, 2022 of $13,853,196 is due from 3 small business borrowers, 2 borrowers constitutes approximately 35% each of the total balance and another constitutes 30% of the total balance.

F-17

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The mortgage loans held for investment gross balance at December 31, 2021 of $5,150,000 are due from 8 borrowers, 1 borrower’s balance due is approximately 39% of the total balance, 1 represents approximately 19% and 2 others represents approximately 10% each of the total balance due.

The mortgage loans held for investment gross balance at June 30, 2022 of $6,075,000 are due from 6 borrowers, 1 borrower’s balance due is approximately 41% of the total balance and 1 represents approximately 33% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2022 and December 31, 2021. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2022 and December 31, 2021, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to June 30, 2022, through September 19, 2022 were approximately $2,156,000. Bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through September 19, 2022, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-18

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
3.1	Form of Worthy Community Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.1	Form of Worthy Community Bond Investor Agreement (for cash). (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.2	Form of Worthy Community Bond Subscription Agreement (for Bond Rewards for Eligible Referrals). (Incorporated by reference to Exhibit 4.2 of Amendment No.1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.3	Form of Worthy Community Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
6.1	Management Services Agreement dated June 30, 2020, by and between Worthy Management, Inc. and Worthy Community Bonds, Inc. (Incorporated by reference to Exhibit 6.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 19, 2022	Worthy Community Bonds, Inc

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Sally Outlaw	Chief Executive Officer, President and director	September 19, 2022
Sally Outlaw	(principal executive officer)

/s/ Alan Jacobs	Executive Vice President, Chief Operating	September 19, 2022
Alan Jacobs	Officer and director

/s/ Jungkun (“Jang”) Centofanti	Senior Vice President, Chief Administrative	September 19, 2022
Jungkun (“Jang”) Centofanti	Officer and Secretary

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